

October 19, 2023

Michael J. Roper
Chief Executive Officer
Sadot Group Inc.
1751 River Run, Suite 200
Fort Worth, Texas 76107

Re: Sadot Group Inc.
Registration Statement on Form S-1
Filed October 13, 2023
File No. 333-274955

Dear Michael J. Roper:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Rebekah Reed at 202-551-5332 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Stephen Fleming